Exhibit 99.2
Management’s Discussion and Analysis (“MD&A”)
Olympus Pacific Minerals Inc.
As at August 7th 2007
The following Management Discussion and Analysis, which has been prepared as of August 7 2007, of the financial results of Olympus Pacific Minerals Inc. (the “Company” or “Olympus”) operations for the three-month and six-month periods ended June 30, 2007 should be read in conjunction with the unaudited interim consolidated financial statements and related notes that follow, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  This discussion covers the three-month and six-month periods ended June 30, 2007 and the subsequent period to August 1, 2007.  This MD&A should be read in conjunction with the annual audited consolidated financial statements and the notes for the three years ended December 31, 2006 and the related MD&A.  Any references to the financial statement notes within this MD&A are incorporated by reference. Other pertinent information on the Company is available on SEDAR at www.sedar.com and at www.edgar.com as well as on the Company’s web site at www.olympuspacific.com. Olympus is listed on the Toronto Stock Exchange under the symbol OYM. For the purpose of preparing our MD&A, the Company considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available of investors. We evaluate materiality with reference to all relevant circumstances.  All dollar amounts are stated in Canadian dollars unless otherwise indicated.

A.1 Olympus Pacific Minerals Inc. and its Subsidiaries

 Olympus Background

Olympus Pacific Minerals Inc. is an international company involved in mineral exploration, development and mining of properties in Southeast Asia with a main focus in Vietnam.  The Company’s most advanced gold properties are Bong Mieu and Phuoc Son, both located in central Vietnam near the port of Da Nang. Olympus, a first mover in Vietnam, is on track to becoming a leading gold producer and explorer in Southeast Asia and has commissioned the first foreign owned gold mine to be operated in Vietnam since the 1940s.  The management team is strongly committed to Olympus’ vision of making major discoveries in the region and increasing shareholder value.

Summary Description of the Business of Olympus

The Company is engaged in the business of mineral exploration, development and mining of mineral properties, primarily in South East Asia with a main focus in Vietnam. The Company's two most advanced properties are the 70 sq km Phuoc Son Gold Property and the 30 sq km Bong Mieu Gold Property, both located in central Vietnam, approximately 74 km apart. The Company is currently evaluating the Capcapo Property in the Philippines where the Company and a Philippine national corporation, to be identified by the Company, can earn a 60% interest in the property.

The Company is continuing broad regional geology programs to identify other potential exploration areas, and during 2006 filed applications for exploration licenses in Vietnam. The material business operations of the Company as presently carried out in large part through wholly or jointly owned private subsidiary companies is set out below.

OLYMPUS PACIFIC MINERALS INC.

Corporate Structure Report

Olympus Pacific Minerals Inc.
(the Company)
(TSX listed)
Canada *Business Corporations Act*
100%
Formwell Holdings Ltd.
(Formwell)
British Virgin Isle (BVI)
Olympus Pacific
Vietnam Ltd.[3]
(a BVI company)
New Vietnam Mining
Corporation (NVMC)
(a BVI company)
Olympus Pacific
Thailand Ltd.[3]
(a BVI company)
Kadabra Mining Corp.
(a Philippine Company)
100%
Bong Mieu Holdings Ltd.
(BM Holdings)[2]
(a Thai corporation)
85%
Phuoc Son Gold
Company Limited[1]
(a Vietnamese
company)
80%
Bong Mieu Gold Mining
Company Limited
(a Vietnamese company)

Notes:

(1) Following the grant of an investment license Phuoc Son Gold Company Limited was formed with Mien Trung Industrial Company holding 15% and NVMC holding 85%.

(2) BM Holdings was deregistered in Thailand due to non-filing. The Company is in the process of reinstating BM Holdings and a hearing with the Thai government has been set for September 2007. The Company does not anticipate any issues in reinstating BM Holdings.

(3) Presently non-operating.

A.2. Bong Mieu Gold Mining Company Ltd (“BM”)

The Company has a 100% interest in Bong Mieu Holdings Ltd., which holds an 80% ownership interest in Bong Mieu Gold Mining Company Limited (“Bogomin”), a joint venture enterprise incorporate in Vietnam, which has surface rights on the Bong Mieu Gold Property. The other 20% of Bogomin is owned by two Vietnamese governmental organizations, MIDECO (10%) and MINCO (10%).

The Bong Mieu Gold Property hosts a gold mine (the "Bong Mieu Central Gold Mine" VN220), for which the Company has proven and probable reserves. Another deposit (the "Bong Mieu Underground Deposit" VN230) is located within one kilometre of the operating Bong Mieu Central Gold Mine plant site. Exploration work to date on the Bong Mieu Gold Property has resulted in one new significant discovery ("Tha Trang") during 2006 in the Bong Mieu East VN240 area as well as a number of new surface showings.

Exploration
The 80% owned Bong Mieu Gold Mining Company (“Bong Mieu”) is located in central Vietnam. As of June 30, 2007 Olympus has completed 51 shallow holes totaling approximately 557 metres in the BM Central deposit area (VN220). The shallow drilling tested fringe extensions and infill of Areas 3, 6 and 9.

Surface exploration continued on the south trend which hosts the BM underground deposit (VN230). A first phase drill program consisting of nine shallow holes commenced in May, 2007 to test the continuity of this near surface mineralization. The zone is located approximately 100 metres above the main Bong Mieu underground deposit (Nui Kem). As of June 30, 2007 two  holes totaling 219.5 metres of this program have been completed. Assay results are pending and will be released upon completion of the program.

OLYMPUS PACIFIC MINERALS INC.

The review and validation of the updated Bong Mieu East (VN240) resource estimates have been completed by qualified Olympus staff. The new resource estimates are currently being reviewed and validated by an independent firm as required by National Instrument 43-101. There have been delays in the outside validation and technical report which are required prior to public disclosure.  These are now expected late in  the third quarter of 2007.

Production
Bong Mieu includes three known deposits, namely, Bong Mieu Central (VN220), Bong Mieu East (VN240) and Bong Mieu Underground (VN230) and several other mineralized occurrences.  One property, Bong Mieu Central (VN220), has proven and probable reserves under NI 43-101 resulting in the related mine construction.  Commercial production began at Bong Mieu Central (VN220) on October 1, 2006.  For the second quarter 2007, Bong Mieu Central produced 2,158 oz. and sold 2,188 oz. of gold at an average gold price of US$680.00 per oz.

Licensing
Bong Mieu is covered by a 25 year Investment License covering 3,000 ha granted in March, 1991. Two Mining Licenses (one on VN220, the other on VN230), a tailings area and a construction area (on the camp/office area), covering a total of 365 ha are located within the Investment License area.  The Company plans to either apply for a new mining license or modify existing licenses to include Bong Mieu East (VN240).  On January 25, 2006, Bong Mieu Gold Mining Company obtained a gold export certificate to allow for exportation of any dore that is produced by the Company that will be refined and sold offshore.  The Bong Mieu Investment Licence permitted two parties (namely MIDECO, a Vietnamese governmental organization, and the Company) to establish Bogomin, a joint venture enterprise. Bogomin must pay a 3% net smelter return royalty to the Vietnamese government, and pay specified rent of US$200 per hectare per annum for land. The joint venture profits shall be shared as follows: 10% for MIDECO; 10% for MINCO and 80% for the Company.

A Bong Mieu exploration license is in the process of being obtained. If we were unable to obtain this exploration license, this could impede our ability to obtain new or amended mining licenses.  Currently, local Vietnamese authorities are permitting the Company to engage in exploration activities under the investment license. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining a new mining license or amending an existing license.

A.3. Phuoc Son Gold Mining Company Ltd. (“PSGC”)

The Company is actively exploring the 70 sq km Phuoc Son Gold Property for primary gold deposits in addition to those already known. The Phuoc Son Gold Property is located in the western highlands of Quang Nam Province, in central Vietnam.

The Phuoc Son Gold Property hosts more than 30 known gold prospects and two known high-grade gold deposits in the Dak Sa area of the property. PSGC has received all major environmental approvals and on January 23, 2006 was granted a mining licence by the Government of Vietnam to mine and develop its two Dak Sa deposit (the "North Deposit" and "South Deposit", and collectively the "Dak Sa Deposit"). The mining licence was the last major permit required prior to proceeding with development and production of the Dak Sa Deposit.

OLYMPUS PACIFIC MINERALS INC.

Exploration
The 85% owned Phuoc Son Gold Mining Company  is located in central Vietnam and contains two high-grade gold areas contained in an area currently named Dak Sa. As of June 30, 2007, Olympus has completed nine drill holes for approximately 3765 metres largely in the North Deposit Extension area. Four holes totalling 1771 metres were completed during the second quarter.

On March 7, 2007 Olympus released updated resource estimates and exploration results at Dak Sa (VN 320). The Measured and Indicated resources, based on drilling up to October 2006 has increased 42% and stands at 493,000 tonnes at an average grade of 13.21 g/t for 209,500 ounces of gold. The M & I total is comprised of Measured resources of 157,000 tonnes, grading 13.21g/t and Indicated resources of 336,000 tonnes, grading 13.21g/t. Additional resources of 94,750 ounces are contained within the Inferred category (273,000 tonnes at 10.78 g/t).

The northern extension (VN320) holds substantial potential to add significantly to the existing resources. The drilling data derived to the end of the first quarter (up to and including DSDH 210) suggests that the northern extension may contain a target ranging from 750,000 to 900,000 tonnes grading between 7 g/t to 8 g/t gold. Using these estimates, the extension area could potentially hold 190,000 to 210,000 ounces of contained gold. Ongoing drilling will focus on continuing to enlarge the zone as well as bringing the currently outlined extension to mineral resource status.

National Instrument 43-101 requires the following statements:
▪	The tonnage, grade and contained gold estimated for the North Extension are conceptual in nature and do not conform to the definition of a “mineral resource” established by National Instrument 43-101.
▪	The estimates were based on 13 drill holes totaling approximately 3,900 metres. Drill hole spacing was variable, ranging from 50 to 300 metres. The estimate used an inverse distance squared method.
▪
The results derived from these calculations may not accurately reflect the estimated potential of the area because: (i) the potential quantity and grade is conceptual in nature; (ii) there has been insufficient exploration to define a mineral resource; and (iii) it is uncertain if further exploration will result in discovery of a mineral resource.

OLYMPUS PACIFIC MINERALS INC.

Ongoing exploration drilling of the northern extension (VN320), since October 2006, has extended the known zone of mineralization to a defined strike length of over approximately 900 metres. The zone remains open for further expansion. Assay highlights released from the drilling to date on the north extension (VN320) are outlined in the table below:

Northern Extension – exploration step-out drill program
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t) Uncut
DSDH 196	316.20	318.00	1.80	4.28
DSDH 199	232.15	234.00	1.85	8.18
and	244.70	245.00	0.30	7.38
DSDH 203	249.15	251.75	2.60	0.56
DSDH 204	270.65	271.90	1.25	38.81
DSDH 205	245.70	246.60	0.90	3.37
and	267.93	268.60	0.67	3.05
DSDH 206	190.00	190.50	0.50	14.99
and	214.00	215.65	1.65	2.44
including	215.40	215.65	0.25	15.40
DSDH 207	258.65	264.65	6.00	2.11
including	263.00	264.65	1.65	6.61
DSDH 208	268.75	269.20	0.45	11.10
and	282.50	286.35	3.85	3.84
including	284.80	286.35	1.55	8.61
and	291.57	293.00	1.43	6.19
DSDH 209	289.54	297.55	8.01	6.94
including	289.54	291.35	1.81	13.76
DSDH 210	244.90	246.85	1.95	12.24
DSDH 211	363.79	365.00	1.21	5.77
DSDH 212	237.4	238.15	0.75	2.37
	289.00	293.25	4.25	0.86
including	292.60	293.25	0.65	3.20
	300.00	301.90	1.90	0.45
	315.00	317.00	2.00	1.09
DSDH 213	253.55	268.50	14.95	3.84
including	259.25	265.00	5.75	8.56
Notes:
(1) - All holes were drilled at an inclination of -90 degrees unless otherwise stated.
(2) - Based on current geological interpretation of the drilling results, core widths approximately reflect true widths. Additional drilling is required before definitive true widths can be determined.
(3) - All assays were performed by the Mineral Assay and Service Co. Ltd. (MAS Laboratory) located in Bangkok, Thailand using the Fire Assay method on 50 grams of prepared sample. The MAS Laboratory is certified by the Thailand Department of Industrial Works and Ministry of Industry

Development
The Dak Sa Underground Project (VN320) is currently comprised of the South (Bai Dat) and North (Bai Go) deposits which lie about 1 km apart.   The northern area of the future mine will be accessed from the southern area by underground development. By June 30, 2007 the following work had been completed:
•	Site earthworks for the commencement of development were completed
•	Highwall stabilization 80% complete
•	Portal construction for main access commenced
•	Road work completed
•	Explosive Magazine commissioned
·	Temporary site infrastructure 50% complete

Licensing
On October 20, 2003, the Ministry of Planning and Investment of the Vietnam government granted a 30-year investment licence No. 23551GP (the "Phuoc Son Investment Licence") covering 7,000 hectares for the Phuoc Son Gold Property. On January 23, 2006, a mining licence was granted to PSGC by the Vietnam government over the Dak Sa Deposit, which allows the Company, within a 3.5 year period from date of grant, to construct the mine within 1.5 years and perform mining activities over two years. The Company expects that it will require an extension on the mining licence as these time frames will be inadequate for construction and mining.

OLYMPUS PACIFIC MINERALS INC.

As of the date hereof, the Phuoc Son exploration licence has expired and the Company is in the process of applying for a new exploration license which would allow exploration activities in the specified areas. This license is separate from the other licenses. Currently, the Company is engaging in exploration activities under the Phuoc Son Investment Licence. Under Vietnamese law, an exploration license is required to get new mining licenses or amend existing licenses. The exploration license is required if the Company wants to amend or add new mining licenses. The Company currently has mining licenses to cover the area being mined but to further expand the mining area or cover a new mining area the Company would require an exploration license before obtaining a new mining license or amending an existing license. Failure to obtain a new exploration license could impede the Company's future activities in connection with Phuoc Son including limiting the Company's ability to mine additional areas. Exploration license terms are typically two years with the right to renew for a second two year period. A third two year period may be granted, on application, to complete outstanding work. Please see "Risk Factors" below for further details.

A.4. Kadabra Mining Corp

On November 23, 2006, the Company signed a Memorandum of Agreement and Supplement to Memorandum of Agreement (collectively, the "MOA") with Abra Mining and Industrial Corporation ("AMIC") and Jabel Corporation ("Jabel") which will allow the Grantee (defined as the Company and a Philippine national corporation to be identified by the Company) to acquire an option to earn a 60% interest in the Capcapo Property (as defined below) upon completing a specified level of expenditures on the Capcapo Property. The Capcapo Property consists of Mineral Production Sharing Agreement ("MPSA") No. 144-99-CAR ("MPSA 144"), which covers 756 hectares in Capcapo, Licuan-Baay, Abra Province, Philippines, and a two-kilometre radius buffer zone around MPSA 144, with an area of about 3,500 hectares, which falls under a neighbouring Exploration Permit Application ("EXPA"). Jabel holds the Property in its name and is a minority shareholder in AMC. AMIC has an operating agreement with Jabel in respect of the Property.

The MOA is a binding agreement that is conditional on the Company's completion of a due diligence program to validate historical drilling information. Under the MOA, the parties will form a joint venture corporation ("Newco") that will develop, manage and conduct mining operations on the Property. Newco and Jabel will become co-holders of the titles to the Property. Although Jabel's name will remain on the Capcapo Property titles, Jabel's only economic interest in the Property will be a royalty. Aside from the royalty, all of the Capcapo Property's proceeds shall flow through Newco.

On May 31, 2007, the Company registered a Philippine corporation with the Republic of the Philippines Securities and Exchange Commission under the corporate name of Kadabra Mining Corp ("Kadabra"). Kadabra has an authorized and outstanding stock of PHP30,000,000.00 and is 100% beneficially owned by the Company.

Upon full exercise of the option, Newco will be 40% owned by Kadabra, 20% owned by a Philippine national that the Company will identify ("Philco"), and 40% owned by AMIC. Collectively, the 40% ownership of Kadabra and the 20% ownership of Philco in Newco represent the 60% interest in the Property that is subject of the MOA.

OLYMPUS PACIFIC MINERALS INC.

Capcapo Gold-Copper Property (“Capcapo”) in Philippines (PH210)

On February 27, 2007, Olympus announced the commencement of due diligence drilling to evaluate the main Capcapo prospect area where surface channel sampling by Olympus returned assays of 6.78 g/t gold and 8.36 g/t silver over 20 metres or 65 feet.  As of June 30, 2007, Olympus has completed five drill holes, with one hole also in progress, for approximately 560.0 metres drilled. Four holes totalling 431.5 metres were completed during the second quarter.

Assay highlights released from the drilling to date on the main Capcapo prospect (PH210) are outlined in the table below:

Capcapo Main Zone Prospect
HOLE ID	From (m)	To (m)	Core Width (m)	Gold Grade (g/t)	Copper Grade (%)	Silver Grade (g/t)
DDH 07-09	0	94.0	94.0	1.49	0.31	5.59
including	0	43.0	43.0	2.65	0.23	7.12

DDH 07-10	41.0	82.0	41.0	2.07	0.60	7.75
or	41.0	75.0	34.0	2.43	0.67	8.93
including	45.0	51.0	6.0	3.33	1.45	26.48
and	57.0	67.0	10.0	4.02	1.05	8.46

DDH 07-11	47.0	94.0	47.0	1.53	0.35	2.40
or	47.0	74.0	27.0	2.55	0.55	3.49
including	51.0	67.0	16.0	4.05	0.78	4.81

DDH 07-12	87.0	115.0	28.0	3.06	0.67	2,53
including	94.0	112.0	18.0	4.43	0.91	3.38
Notes:
(1) – Hole 07-09 was drilled at an inclination of -45 degrees on an azimuth of 180 degrees. Both of hole 07-10 & 11 were drilled vertically. Hole 07-12 was drilled at an inclination of -75 degrees on an azimuth of 270 degrees.
(2) - Based on current geological interpretation of the drilling results, true widths of holes 07-10 to 12 approximate true width while hole 07-09 is estimated at this time to represent approximately 60% of the core width. Additional drilling is required before definitive true widths can be determined.
(3) - All sample preparation and assays were performed by McPhar Geoservices (Philippines) Inc. located in Makati City, Philippines, using for gold the Fire Assay method AAS/GTA finish and for copper & silver using ICP3 method on 50 grams of prepared sample. McPhar is an ISO 9001 laboratory.

In addition, surface reconnaissance mapping has located mineralized breccia material located in unexplored areas approximately 150 metres south of hole DDH07-09 assaying 3.65 g/t gold and 3.20 g/t gold and 400 metres east which assayed 0.32 g/t gold from grab samples. These preliminary mapping results highlight the interpreted upside potential yet to be explored at Capcapo.

Subsequent to the current drilling, the ongoing 2007 program will consist of step-out drilling to expand the mineralized zone as well as ground exploration programs to test and delineated other prospective target areas on the property. The property is strategically located north of the prolific Baguio-Mankayan Gold District which has combined production, current reserves and resources in excess of 60 million ounces of gold. The project area has all the similar epithermal–porphyry gold characteristics as the Baguio Gold District but has remained virtually unexplored.

OLYMPUS PACIFIC MINERALS INC.

On November 23, 2006, a Memorandum of Agreement and Supplement was entered into by Abra Mining and Industrial Corporation (“AMIC”), the Company and Jabel, subject to completion of due diligence, that allows the Grantee (defined as “Olympus Pacific Minerals Inc. and a Philippine national”) to acquire an option to earn a 60% interest in the 43 square kilometre Capcapo mining project (OYM press release dated November 23, 2006). Also part of the agreement terms is a Right of First Refusal covering approximately 320 square kilometres of other AMIC / Jabel tenements within this highly prospective area.

A.5.  Other Properties

Other properties the company is associated with include Khau Pum (VN101), Krong Pha (VN102), Bong Mieu West (VN103), and  Phuouc Thanh (VN104). Only July 17, 2007 Olympus signed a “Framework of Laos and Cambodia Joint Venture Agreement” with Zedex Minerals covering exploration in the countries of Laos and Cambodia. No material activity has taken place on these properties to date.

B.  Olympus Operational Activities

The Bong Mieu (VN220) plant went into commercial production effective October 1, 2006. Since September 30, 2006, our Bong Mieu Central (VN220) mine no longer defers costs net of revenues as the mine is in commercial production. A total of 2,188 ounces of gold were sold for proceeds of $1,640,631 during the second quarter of 2007.  On a year-to-date basis, 3,648 ounces of gold were sold for proceeds of $2,759,715.

During the six-month period ended June 30, 2007, the Company’s costs and expenses were $7,517,661, representing an increase of $5,720,614 from $1,797,047 for six months ended June 30, 2006.  The difference is principally due to: cost of sales of $3,076,542, a non-cash increase of $800,323 in stock-based compensation related to the grant of options, an increase of $392,400 in management fees and salaries mainly related to the staffing increases, an increase of $198,711 of professional fees related to audit, legal and compliance work, an increase of $56,556 in office and general administration expenses, an increase of $91,191 in investor relations and promotion, an increase of $110,771 in consulting fees, an increase of $52,146 in travel, an increase in amortization of $944,455 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006.

During the three-month period ended June 30, 2007, the Company’s costs and expenses were $3,501,946 representing an increase of $2,663,970 from $837,976 for three months ended June 30, 2006.  The difference is principally due to: cost of sales of $1,498,650, a non-cash increase of $155,078 in stock-based compensation related to the grant of options, an increase of $134,692 in management fees and salaries mainly related to the staffing increases, an increase of $122,418 of professional fees related to audit, legal and compliance work, an increase of $29,687 in office and general administration expenses, an increase of $128,360 in investor relations and promotion, an increase of $132,602 in travel, and an increase in amortization of $492,933 mainly due to the start of commercial production at the Bong Mieu Central (VN220) mine in fourth quarter 2006.

Interest expense increased from nil in 2006 to $128,879 in 2007, as a result of the Macquarie financing arrangement.  Transactions costs of $265,488 were expensed in Q1 2007 when the potential Zedex merger was withdrawn.

OLYMPUS PACIFIC MINERALS INC.

C.  Olympus Finance and Capital Activities

The Company receives cash for use in operations mainly from the issuance of common shares, debt facilities, the exercise of warrants/stock options, investment income generated by its cash position, gold sales and the occasional sale of selected assets.  As at June 30, 2007, the cash and cash equivalents’ balance is $10,815,631 compared to $4,101,536 as at December 31, 2006.   The increase was mainly due to a private placement that closed on March 19, 2007 where the Company completed a non-brokered private placement of  21,428,571 shares at a price of $0.56 per share, for gross proceeds of $12,000,000.   All shares issued have a hold period in Canada until July 20, 2007.  The net proceeds are intended to be used for ongoing exploration, scoping studies, technical reports and development work on the Company’s mineral projects and for general corporate purposes. During the quarter ended June 30, 2007, Olympus invested $1,816,479 in exploration and development expenses and $1,052,812 in acquisitions of property, plant and equipment.

On August 1, 2007, the Company filed an amended and restated final short form prospectus dated August 1, 2007, amended and restated from the July 24, 2007 short form prospectus filed, with the securities regulatory authorities in the provinces of British Columbia, Alberta and Ontario for the offering (the “Offering”) of units of the Company (“Units”) previously announced on June 27, 2007.  The Offering is being led, on a best efforts basis, by Loewen, Ondaatje, McCutcheon Limited and M Partners Inc. (collectively, the “Agents”).  The terms of the Offering have been revised.  The Company is offering 38,461,538 Units at a price of $0.65 for gross proceeds of $25,000,000.  Each Unit will be comprised of one common share of the Company (a “Share”) and one-half of one common share purchase warrant (“Warrant”).  Each whole Warrant will be exercisable at $0.80 for a period of 24 months after the closing of the Offering (the “Closing”).  The Company has also granted the Agents an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part at the sole discretion of the Agents, for a period of 30 days from closing of the Offering, to purchase up to an additional 5,769,230 Shares (“Additional Shares”) at a price of $0.62 per Additional Share and up to an additional 2,884,615 Warrants (“Additional Warrants”) at a price of $0.06 per Additional Warrant, for further gross proceeds of up to $3,750,000, if exercised in full.  The Corporation will pay to the Agents a fee equal to 6% of the gross proceeds realized from the sale of Units pursuant to the offering and 6% of the gross proceeds realized from the sale of Additional Shares and Additional Warrants pursuant to the Offering.  The Agents will also be granted non-transferable options (the “Compensation Options”) to acquire Units (each an “Agents’ Unit”) equal to 6% of the number of Units issued pursuant to the Offering.  Each Compensation Option will be exercisable to acquire one Agents’ Unit at $0.65 for a period of 24 months following the closing of the Offering.  Each Agents’ Unit consists of one common share of the Company and one-half of one common share purchase warrant (“Agents’ Warrants”).  Each whole Agents’ Warrant will be exercisable to acquire one common share of the Company (an “Agents’ Warrant Share”) at a price of $0.80 per Agents’ Warrant Share for a period of 24 months after the closing of the Offering.  In respect of the Over-Allotment Option, the Agents will also be granted additional non-transferable options to acquire that number of common shares (“Agents’ Shares”), at a price of $0.62 per Agents’ Share, and Warrants, at a price of $0.06 per Warrant, as is equal to 6% of the number of Additional Shares and Additional Warrants issued upon exercise of the Over-Allotment Option.  The Offering closed on August 10, 2007.  The net proceeds from the Offering will be used for further exploration and feasibility studies at the Company’s Bong Mieu Gold and Phuoc Son Gold properties in Vietnam and the Capcapo property in the Philippines and for working capital and general corporate purposes.

On June 27, 2007 the US$2 million Non-Revolving Debt Facility (the "Facility") with Macquarie Bank Limited ("MBL") of Sydney, Australia was repaid in full.  MBL elected to exercise share purchased warrants to acquire 5,376,092 common shares of the Company at a price of CDN$0.4347 for gross proceeds of CDN$2,336,987.  A portion of the proceeds from the exercise of the warrants was used to pay in full the outstanding balance of the Facility.

OLYMPUS PACIFIC MINERALS INC.

The Company is evaluating project funding for Phuoc Son Dak Sa (VN320) to determine whether it will be raised either through equity and/or debt financing.  The Company has been successful in accessing the equity markets in the past; and, while there is no guarantee that this will continue to be available, management has no reason to expect that it will not be able to access the equity markets in the future.  The ability of the Company to continue operations beyond 2007 is dependent upon obtaining the necessary funding to continue its exploration programs or the realization of proceeds from the sale of one or more of its properties and/or assets.

C.1  Transactions with Related Parties

During the three and six month periods ended June 30, 2007, the Company entered into the following transactions with related parties:

a)
Paid or accrued $18,978 and $40,207 respectively, in legal fees to a company controlled by a director of the Company as compared to $857 and $4,492, respectively,  in 2006. Services are not under contract and are engaged as required.

b)
Paid or accrued $277,579 and $407,767, respectively in management fees and $103,375 and $129,153, respectively, in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. In 2006, the Company paid or accrued $110,418 and $237,481, respectively, in management fees and $43,664 and $83,949, respectively in reimbursement of expenses incurred on behalf of the Company to companies controlled by officers of the Company. These fees and expenses have been incurred as part of ongoing contracts with the related parties.

c)	Paid or accrued $17,433 and $37,195 respectively, in royalties as compared to $4,892 for Q2 and Q2 YTD in 2006. Royalties incurred are a result of an ongoing contract with the related party.
d)
On March 19, 2007 the Company completed a non-brokered private placement of common shares of 21,528,571 at $0.56 per share with the net proceeds of $11,976,118.  Of the $12,000,000 placement, $7,250,000 of common shares were purchased at $0.56 per share by significant shareholders.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

OLYMPUS PACIFIC MINERALS INC.

Summary of Quarterly Results

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$1,640,631	$1,119,084	$1,644,040	-	-	-	-	-
Interest Income	158,600	37,082	69,601	108,709	91,682	2,164	11,282	1,956
Net Loss	1,907,094	3,303,222	6,947,446	850,201	719,496	961,744	673,280	660,191
Loss per share (1)	0.01	0.02	0.04	0.01	0	0.01	0	0.01
Deferred exploration and development cost additions	1,816,479	1,254,498	233,401	1,211,896	2,184,525	1,442,439	1,865,152	1,526,470
Capital assets additions	1,052,812	366,747	1,711,591	1,361,148	579,963	94,547	1,450,330	646,623

(1)  Basic and diluted

D.  Critical Accounting Policies and Estimates for Olympus

The Company’s consolidated financial statements have been prepared in accordance with Canadian GAAP.  In this MD&A, the Company has provided an update for any changes in accounting policies.  A comprehensive discussion of Olympus’ significant accounting policies is contained in note 2 of the audited consolidated financial statements for the year ended December 31, 2006.

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties and related deferred exploration and development expenditures as well as asset retirement obligations (“AROs”), and the value of stock-based compensation.  All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are beyond management’s control.

The Company’s recoverability of the recorded value of its mineral properties and associated deferred expenses is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realisation through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors, including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

The Company reviews and evaluates the carrying value of its mineral properties, property, plant and equipment and deferred exploration and development costs for impairment when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.  In assessing the impairment for these assets, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded on a discounted basis.  Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices), production levels and costs, and further expenditures.  All long-lived assets at a particular operation or project are combined for purpose of performing the recoverability test and estimating future cash flows.

OLYMPUS PACIFIC MINERALS INC.

AROs occur as a result of the acquisition, development or construction and normal operation of mining property, plant and equipment, due to government controls and regulations protecting the environment and public safety on the closure and reclamation of mining properties.  AROs are measured based on the discounted expected cash flows, using a credit-adjusted risk-free rate of interest.   The recorded ARO reflects the expected cost, taking into account the probability of particular scenarios.  The difference between the upper and lower end of the range of assumptions can be significant; and, consequently, changes in assumptions could have a material impact on the fair value of the ARO and future earnings in the period of change.  Estimates of cash flow earlier in the mine life are more subjective and significant estimates and judgements are made when estimating the fair value of AROs.   Additionally, it is reasonably possible that circumstances could occur during or by the end of the mine life that will require material revisions to the AROs.    Management prepares estimates of the timing and amounts of the cash flows when an ARO is incurred.   Many factors can cause the expected cash flows to change such as, but not limited to, changes in regulations, laws or enforcement, mine life changes, new facilities, or changes in reserves.

In accordance with CICA HB Section 3870, stock-based compensation is based on the estimated fair market value of the options at the grant date.  Significant assumptions used under the Black-Scholes valuation model, which is used to fair value the options, include the expected term and stock price volatility.  The term assumption represents the average estimated length of time that the option would remain outstanding before being exercised or forfeited.  The Company has used historical data to determine volatility in accordance with the Black-Scholes model.  For any assumptions used in option valuation, we update our historical data used to calculate specific assumptions such as expected term, volatility and forfeiture rates and we also update any assumptions that require current market data on an ongoing basis.   Refer to Notes 2 and 8(b) of the audited consolidated financial statements for further details on stock options.

Change in Accounting Policies
The Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

a) Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost.  Investments classified as available-for-sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.  The Company, as permitted by CICA Handbook Section 3855, has adopted this section prospectively for financial assets valued after January 1, 2007. The adoption of Section 3855 had no effect on the Company’s financial statements except for the reclassification of deferred financing cost from long-term assets to net against the loan facility as required under Section 3855.

b) Section 1530 - Comprehensive Income. Comprehensive Income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized.  The adoption of Section 1530 had no effect on the Company’s financial statements.

OLYMPUS PACIFIC MINERALS INC.

D.1  Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

D.2  Contractual Obligations and Commitments

As at June 30, 2007

Payments Due by Period	Total	Less than One Year	2 – 10 Years
	$	$	$
Capital lease obligation	336,464	336,464	-
Operating lease	321,424	60,887	260,537
Purchase obligations – supplies and services	1,864,476	1,451,101	413,375
Purchase obligations – exploration and development	1,252,943	810,802	442,141
Purchase obligations – power supply	167,801	167,801	-
Asset retirement obligations	1,216,490	58,047	1,158,443
Total	$5,159,598	$2,885,102	$2,274,496

D.3 Other Information

As of June 30, 2007, the Company had issued and outstanding 193,679,079 common shares.  Effective August 6, 2007, Russell Graham has accepted the newly created position of Vice President Finance Vietnam based in Danang Vietnam.  Effective June 7, 2007, Peter G. Meredith completed his term as director of Olympus and on May 2, 2007 Kevin Flaherty joined the Board.

D.4  Use of Financial Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity market risk.  The principal financial instruments affecting the Company’s financial condition and results of operations are currently its cash, accounts payable and accrued liabilities.  The excess cash balances are invested in short-term investments.  Foreign currency exposure is minimized by timely conversions of Canadian dollars into United States dollars.  The gold produced in Vietnam is being refined in Switzerland and sold at the London Bullion Market a.m. Fixing. We were exposed to interest rate fluctuations as our interest rate on our Macquarie facility floated with the market rates equal to LIBOR plus 2.75%.

D.5  Disclosure Controls and Procedures

Olympus’ executive officers have established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the interim and annual filings are being prepared.

D.6  Regulatory Reporting in the United States

In November 2006, the Company filed an initial registration statement, Form 20, with the United States Securities and Exchange Commission (“SEC”).   As part of the filing process with the SEC, the Company has received comments from the SEC on the amended Form 20 initial registration statement and is processing these comments. On July 13, 2007 the Company filed its first annual Form 20.

OLYMPUS PACIFIC MINERALS INC.

D.7  Risk Factors and Uncertainties

The Company faces risk factors and uncertainties, similar to those faced by other exploration and development companies in South East Asia, including the following general description of significant risk factors:

•
Not All of Our Mineral Properties Contain a Known Commercially Mineable Mineral Deposit: The business of mineral exploration and extraction involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.    The long-term profitability of the Company’s operations will be in part directly related to the cost and success of its ability to develop the extraction and processing facilities and infrastructure at any site chosen for extraction.    It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation.   Whether a mineral deposit is commercially viable depends on a number of factors, including, but not limited to the following:  particular attributes of the deposit, such as grade, size and proximity to infrastructure; metal prices, which are volatile; and government regulations, including regulations relating to investment, mining, prices, taxes, royalties, land use and tenure, importing and exporting of minerals and environmental protection.

•
Because We Have Primarily Been an Exploration Company, We are Dependent Upon Our Ability to Raise Funds In Order to Carry Out Our Business:  With ongoing cash requirements for exploration, development and new operating activities, it will be necessary in the near and over the long- term to raise substantial funds from external sources.   If we do not raise these funds, we would be unable to pursue our business activities and investors could lose their investment.  If we are able to raise funds, investors could experience a dilution of their interests which would negatively impact the market value of the shares.

•
We Will Not Be Able to Insure Against All Possible Risks:  Exploration for natural resources involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Company’s properties or the properties of others, delays, monetary losses and possible legal liability. If any such catastrophic event occurs, investors could lose their entire investment. Obtained insurance will not cover all the potential risks associated with the activities of the Company. Moreover, the Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. The Company might also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations. Should a catastrophic event arise, investors could lose their entire investment.

OLYMPUS PACIFIC MINERALS INC.

•
Commodity Price Fluctuations - if the Price of Gold Declines, Our Properties May Not Be Economically Viable: The Company’s revenues are expected to be in large part derived from the extraction and sale of base and precious metals such as gold. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new or improved mining and production methods. The effect of these factors on the price of base and precious metals cannot be predicted and the combination of these factors may result in us not receiving adequate returns on invested capital or the investments retaining their respective values.    If the price of gold (including other base and precious metals) is below our cost to produce gold, our properties will not be mined at a profit.    Fluctuations in the gold price affect the Company’s reserve estimates, its ability to obtain financing and its financial condition as well as requiring reassessments of feasibility and operational requirements of a project.    Reassessments may cause substantial delays or interrupt operations until the reassessment is finished.

•
We May Not be Able to Compete with Other Mining Companies for Mineral Properties, Investment Funds, Personnel and Technical Expertise: The resource industry is intensely competitive in all of its phases, and the Company competes for mineral properties, investment funds and technical expertise with many companies possessing greater financial resources and technical facilities than it does. Competition could prevent the Company’s from conducting its business activities or prevent profitability of existing or future properties or operations if the Company were unable obtain suitable properties for exploration in the future, secure financing for our operations or attract and retain mining experts.

•
If We do Not Comply with All Applicable Regulations, We May be Forced to Halt our Business Activities:  Such activities are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters. We may not be able to obtain all necessary licenses and permits required to carry out exploration at, developments of, or mining at our projects. Unfavourable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Large increases in capital expenditures resulting from any of the above factors could force the Company to cease business activities.

•
Non-Compliance with Environmental Regulation May Hurt Our Ability to Perform Our Business Activities: The Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.  Environmental legislation is still evolving in this jurisdiction and it is expected to evolve in a manner which may require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. If there are future changes in environmental regulation, they could impede the Company’s current and future business activities and negatively impact the profitability of operations.

OLYMPUS PACIFIC MINERALS INC.

•
If We Are Unable to Obtain and Keep in Good Standing certain Licenses, We will be Unable to  Explore, Develop or Mine any of our Property Interests: In order to explore, develop or conduct mining operations in Vietnam, the Company must establish or create an entity authorized to conduct Business in Vietnam via an Investment License.  Then, the Company requires a prospecting license, an exploration license and a mining license, depending on the level of work being conducted on the property.  Without all the appropriate licenses, our activities could not occur.

•
If We Do Not Make Certain Payments or Fulfill Other Contractual Obligations, We May Lose Our Option Rights and Interests in Our Joint Ventures: The Company may, in the future, be unable to meet its share of costs incurred under any option or joint venture agreements to which it is presently or becomes a party in the future and the Company may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the cost required to complete recommended programs.  The loss of any option rights or interest in joint ventures would have a material adverse effect on the Company.

•
Title to Assets Can Be Challenged or Impugned Which Could Prevent Us From Exploring, Developing or Operating at any of our Properties: There is no guarantee that title to concessions will be not challenged or impugned. In Vietnam or the Philippines,  the system for recording title to the rights to explore, develop and mine natural resources is such that a title opinion provides only minimal comfort that the holder has title. In Vietnam, mining laws are in a state of flux, continuously being reviewed and updated, and the system is new and as yet untested.  If title to assets is challenged or impugned, the Company may not be able to explore, develop or operate its properties as permitted or enforce its rights with respect to the properties.

•
Political and Economic Instability In Vietnam or the Philippines Could Make it More Difficult or Impossible for Us to Conduct Our Business Activities: The Company’s exploration, development and operation activities occur in Vietnam and Philippines and, as such, the Company may be affected by possible political or economic instability in those countries. The risks include, but are not limited to, terrorism, military repression, fluctuations in currency exchange rates and high rates of inflation. Changes in resource development or investment policies or shifts in political attitude in those countries may prevent or hinder the Company’s business activities and render our properties unprofitable by preventing or impeding future property exploration, development or mining.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. The laws on foreign investment and mining are still evolving in Vietnam and it is not known to where they will evolve. The effect of these factors cannot be accurately predicted. There may be risks in the Philippines including nationality restriction in the ownership of mining properties regarding the payment of permitting fees and obtaining the free, prior and informed consent of affected indigenous peoples.

•
Exchange Rate and Interest Rate Fluctuations May Increase the Company’s Costs: The profitability of the Company may decrease when affected by fluctuations in the foreign currency exchange rates  between the Canadian Dollars, Australian dollars, US Dollars and Vietnamese Dongs.  Exchange rate fluctuations affect the costs in Canadian dollar terms the Company incurs in its exploration and development activities. For example, the appreciation of the US dollar against the Canadian dollar would increase costs in Canadian dollar terms.   The Company does not currently take any steps to hedge against currency fluctuations.    In the event of interest rates rising, the liabilities of the Company that are tied to market interest rates would increase the Company’s borrowing costs.   Currently, if interest rates were to rise, this would impact the interest incurred on the loan facility with MBL which bears interest at LIBOR plus 2.75%.

OLYMPUS PACIFIC MINERALS INC.

•
Our Stock Price Could be Volatile:   The market price of our common shares, like that of the common shares of many other natural resource companies, has been and is likely to remain volatile.  Results of exploration activities, the price of gold and silver, future operating results, changes in estimates of the Company’s performance by securities analysts, market conditions for natural resource shares in general, and other factors beyond the control of the Company, could cause a significant decline on the market price of common shares.

•
Our Stock will be a Penny Stock which Imposes Significant Restrictions on Broker-Dealers Recommending the Stock For Purchase: Securities and Exchange Commission (SEC) regulations define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. These regulations include the following requirements: broker-dealers must deliver, prior to the transaction, a disclosure schedule prepared by the SEC relating to the penny stock market; broker-dealers must disclose the commissions payable to the broker-dealer and its registered representative; broker-dealers must disclose current quotations for the securities; if a broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealers presumed control over the market; and a broker-dealer must furnish its customers with monthly statements disclosing recent price information for all penny stocks held in the customer’s account and information on the limited market in penny stocks. Additional sales practice requirements are imposed on broker-dealers who sell penny stocks to persons other than established customers and accredited investors. For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and must have received the purchaser’s written consent to the transaction prior to sale. If our Shares become subject to these penny stock rules these disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Shares, if such trading market should ever develop.  Accordingly, this may result in a lack of liquidity in the Shares and investors may be unable to sell their Shares at prices considered reasonable by them.

•
We Do Not Plan to Pay any Dividends in the Foreseeable Future:   The Company has never paid a dividend and it is unlikely that the Company will declare or pay a dividend until warranted based on the factors outlined below.  The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time-to-time, based upon, and subject to, the Company’s earnings, financial requirements and other conditions prevailing at the time.

•
Shareholders Could Suffer Dilution of the Value of their Investment if We Issue Additional Shares: There are a number of outstanding securities and agreements pursuant to which common shares may be issued in the future. If these shares are issued, this will result in further dilution to the Company’s shareholders.

•
In the Event that Key Employees Leave the Company, the Company Would Be Harmed Since We are Heavily Dependent Upon Them for All Aspects of Our Activities: The Company is heavily dependent on key employees and contractors, and on a relatively small number of key directors and officers, the loss of any of whom could have, in the short-term, a negative impact  on our ability to conduct our activities and could cause a decline in profitabilility of our properties or additional costs from a delay in development or exploration of properties.  The Company has consulting agreements with the Chief Executive Officer, President, Country Manager and Chief Financial Officer.

OLYMPUS PACIFIC MINERALS INC.

•
Management May Be Subject to Conflicts of Interest Due to Their Affiliations with Other Resource Companies:   Because some of our directors and officers have private mining interests and also serve as officers and/or directors of other public mining companies, their personal interests are continually in conflict with the interests of the Company. Situations will arise where these persons are presented with mining opportunities, which may be desirable for the Company, as well as other companies in which they have an interest, to pursue. If the Company is unable to pursue such opportunities because of our officers’ and directors’ conflicts, this would reduce the Company’s opportunities to increase our future profitability and revenues.   In addition to competition for suitable mining opportunities, the Company competes with these other companies for investment capital, and technical resources, including consulting geologists, metallurgist engineers and others. Similarly, if the Company is unable to obtain necessary investment capital and technical resources because of our officers’ and directors’ conflicts, the Company would not be able to obtain potential profitable properties or interests and reduce the Company’s opportunities to increase our future revenues and income.    Such conflict of interests are permitted under Canadian regulations and will continue to subject the Company to the continuing risk that it may be unable to acquire certain mining opportunities, investment capital and the necessary technical resources because of competing personal interests of some of our officers and directors.

•
Future Sales of Common Shares by Existing Shareholders Could Decrease the Trading Price of Our Common Shares:  Sales of large quantities of our common shares in the public markets or the potential of such sales could decrease the trading price of the common shares and could impair the Company’s ability to raise capital through future sales of common shares.

•
We used a Pre-Feasibility Study and did not Complete a Feasibility Study Before Making our Decision to Place the HoGan Mine into Production:  The economic feasibility of our mining properties is based upon a number of factors, including estimations of reserves and mineralized material, extraction and process recoveries, engineering, capital and operating costs, future production rates and future prices of gold, and other precious metals that we may attempt to mine in the future.  It is customary for a company to prepare a feasibility study on a property before making the decision to place the property into production.  A feasibility study is a detailed report assessing the feasibility, economics and engineering of placing a mineral deposit into commercial production.  However, the Company did not have a feasibility study prepared before making its decision to place the Bong Mieu Central Gold Mine (“HoGan Mine”) into production.  Instead, the Company prepared a pre-feasibility study, which is a less comprehensive report. Pre-feasibility studies can underestimate a project’s capital and operating costs, while at the same time overestimating the amount of reserves, grade recovery from processing and mineralization.  Accordingly, as the Company attempts to scale up the HoGan Mine to full production, it may learn that it has underestimated the amount of capital it will need and the costs involved in mining the deposit, as well as other issues such as grade recovery and throughput affecting the project’s profitability.  Had the Company prepared a full feasibility study, rather than just a pre-feasibility report, it is possible that the Company might have determined that the economics of the project were unfavorable and decided not to place the mine into production.

•
The Company Conducted only Limited Drilling on its Bong Mieu Property so its Decision to Place the HoGan Mine into Production May be Based upon Incomplete Information:  The Company conducted a limited amount of drilling before making its decision to place the HoGan Mine into production.  As a result, the Company’s estimates of the mineralized material and reserves on the property, which played a large role in the Company’s production decision, may not be accurate.  Furthermore, the Company’s determination of the character, location, size and accessibility of the mineralized material may be based upon incomplete data, rendering its conclusions potentially inaccurate about the commerciality of the property.

OLYMPUS PACIFIC MINERALS INC.

•
Because the Company’s Testing of its Mining Process at the HoGan Mine was Limited to Small Pilot Plant and Bench Scale Testing, it may be Unable to Obtain the Expected Metallurgical Recoveries when It Scales Up its Operations, Rendering the Project Unprofitable:  Before the Company placed the HoGan Mine into production, it built a pilot plant and conducted bench scale testing.  A pilot plant is a small-scale mill in which representative tonnages of ore can be tested under conditions which foreshadow or imitate those of the full-scale operation proposed for a given ore.  Although a pilot plant can provide information on mining the deposit, very frequently a company will have difficulty duplicating the results from the pilot plant and bench scale testing when scaling the project up to a production level, which has been the case to date with the Company’s operations at the Ho Gan Mine.   The mine commenced limited operations in 2006, pouring its first gold bar in March 2006.  At that time, it was determined that the mining process had to be reconfigured.  Consequently, the Company has taken steps to modify its mining process, causing the Company not to meet its planned production goals.  The current ore throughput at the mine is approximately 500 tonnes per day.  The Company’s original estimates of future cash operating costs at the mine, which were based largely on the Company’s pilot plant and bench scale testing, have been increased to reflect the above factors.

Since the HoGan Mine, as well as the Company’s other property interests, have no significant operating histories, estimates of mineralized material and reserves, mining and process recoveries and operating costs must be based, in addition to the information received from the pilot plant and bench scale testing, to a large extent upon the interpretation of geologic data obtained from drill holes, and upon scoping and feasibility estimates that derive forecasts of operating costs from anticipated tonnages and grades of mineralized material and reserves to be mined and processed, the configuration of the mineralized deposits, expected recovery rates of minerals, comparable facility and equipment costs, and climatic conditions and other factors. Commonly in new projects, such as the HoGan Mine, actual construction costs, operating costs and economic returns differ materially from those initially estimated.  The Company cannot be certain that the HoGan Mine will ever achieve the production levels forecasted, that the expected operating cost levels will be achieved, or that funding will be available from internal and external sources in necessary amounts or on acceptable terms to continue the necessary development work. Failure to achieve the Company’s production forecasts would negatively affect the Company’s revenues, profits and cash flows.  Accordingly, if the HoGan Mine, or any of the Company’s other properties, cannot be developed within the time frames or at the costs anticipated, or that any forecasted operating results can be achieved, the projects could possibly be rendered unprofitable.

E. Outlook for Olympus

•	During 2007, the Company plans to expand its exploration program and start the Phuoc Son mine construction.
•	Expanding the exploration program is dependent on the outcome of our August 1, 2007 short form prospectus.
•	Upgrading the Phuoc Son mine development program is dependent on project financing being obtained.
•	The Company continues its cost control and internal control programs.

OLYMPUS PACIFIC MINERALS INC.

F.  Forward-Looking Statements

This quarterly report contains certain forward-looking statements relating to, but not limited to, the Company’s expectations, estimates, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “budget”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that are inherently subject to a number of business and economic risks and uncertainties and contingencies.   Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any forward-looking statement.  These risks, uncertainties and other factors include, but are not limited to, the following: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, changes in national and local government legislation, taxation or regulations, political or economic developments, inflation, changes in currency exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. All forward-looking statements in this quarterly report are qualified by these cautionary statements.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company disclaims any intention or  obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by applicable laws.

OLYMPUS PACIFIC MINERALS INC.	2020